EXHIBIT 99.1

HEXO CORP. FILES AMENDED ANNUAL MD&A  FOR FISCAL 2019 AND INTERIM MD&A FOR Q1 2020

OTTAWA, March 19, 2020 (GLOBE NEWSWIRE) -- HEXO Corp. (“HEXO” or the “Company”) (TSX: HEXO; NYSE: HEXO) today announced it has amended and refiled its management’s discussion and analysis for the fiscal year ended July 31, 2019 (the “Amended 2019 MD&A”) and its management’s discussion and analysis for the three month period ended October 31, 2019 (the “Amended Q1 2020 MD&A”) to better comply with National Instrument 51-102 - Continuous Disclosure Obligations.

As noted in the press release of the Company dated March 17, 2020, the Amended 2019 MD&A and Amended Q1 2020 MD&A (collectively, the “Amended MD&A”) were prepared following a continuous disclosure review by the Ontario Securities Commission (“OSC”) of the Company’s disclosure record. The Amended MD&A were filed to address comments received from OSC Staff and in order to improve the Company’s disclosure. In particular, among other changes, the Amended MD&A have been revised:

  to clarify and provide additional disclosure about the Company’s facilities including its plans for the facilities, the status of facilities including construction and licensing, and incurred and expected additional capital expenditures in respect of the facilities;

  to clarify and provide additional disclosure regarding the Company’s impairments and write-offs of inventory, including related events, risks, and uncertainties that the Company reasonably believes may materially affect its future performance;

  to clarify and provide additional disclosure regarding the Company’s supply contract with Quebec’s Société québécoise du cannabis (the “SQDC”) including details of the Company’s right under the contract for the sale of 20,000kg to the SQDC during the first year of  the contract;

  to provide additional disclosure about how the Company has used proceeds from certain financings;

  to clarify and provide additional disclosure regarding the Company’s use of non-IFRS financial measures; and

  to clarify that the suspension of operations at the Company’s Niagara, Ontario facility in October 2019 was completed, as previously disclosed by the Company, as part of its cost-cutting measures to rightsize its operations given current market conditions and over-capacity in the market and with a view to profitability and sustainability.

The amended information relates only to the management’s discussion and analysis for the relevant periods, and no changes were made to the financial statements for the corresponding periods.

The Amended MD&A are available under the Company’s profile on SEDAR at www.sedar.com.
As also noted in the press release of the Company dated March 17, 2020, the Company is delayed in filing its interim financial statements and related management’s discussion and analysis and certifications for the three and six month periods ended January 31, 2020 (the “Q2 2020 Filings”), and is working to file the Q2 2020 Filings as soon as possible.

About HEXO

HEXO Corp. is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the Canadian cannabis market. The Company serves the Canadian adult-use markets under its HEXO Cannabis, Up Cannabis and Original Stash brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable Canadian and United States securities laws. Such statements are based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information and forward-looking statements can be identified by the use of forward-looking terminology such as "believes", "expect", "likely", "may", "will", "should", "intend", "anticipate", "potential", "proposed", "estimate" and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions "may", "would" or "will" happen.

The forward-looking information and statements in this news release include statements relating to the anticipated timing for filing of the Q2 2020 Filings. Forward-looking information and statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information and statements. Such factors include, but are not limited to: management's perceptions of the anticipated timeline in which the Q2 2020 Filings can be completed and filed, results of operations, operational matters, historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances. There can be no assurance that such information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. The Company disclaims any intention or obligation to update or revise any forward-looking information and statements, whether as a result of new information, future events or otherwise, except as required by law.

Investor Relations:
Jennifer Smith
1-866-438-8429
invest@hexo.com
www.hexocorp.com

Media Relations:
(819) 317-0526
media@hexo.com